

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Steven Senneff
President, Chief Financial and Administrative Officer
Signify Health, Inc.
800 Connecticut Avenue
Norwalk, CT 06854

  Re: Signify Health, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed March 3, 2022
    File No. 001-40028

Dear Mr. Senneff:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 15. Exhibits and Financial Statement Schedules, page 188

1. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2022.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Steven Senneff
Signify Health, Inc.
May 24, 2022
Page 2

You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences